UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

DWS RREEF World Real Estate & Tactical Strategies Fund, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

23339T209
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 430,019
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 430,019
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 430,519
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 430,519
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 162,675
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 162,675
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 162,644
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 162,644
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 103,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON ROBERT H. DANIELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON GREGORY R. DUBE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON NEIL CHELO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23339T209

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 430,019 Shares beneficially owned by WILLC is approximately $6,300,265.  The Shares beneficially owned by WILLC consist of 1,000 Shares that were acquired with WILLC’s working capital, 162,675 Shares that were acquired with WIHP’s working capital, 162,644 Shares that were acquired with WITRP’s working capital and 103,700 Shares that were acquired with WITRL’s working capital.

The aggregate purchase price of the 500 Shares directly owned by Mr. Lipson is approximately $7,095.  The Shares directly owned by Mr. Lipson were acquired with personal funds.

The aggregate purchase price of the 1,000 Shares beneficially owned by Mr. Daniels is approximately $11,839.  The Shares beneficially owned by Mr. Daniels were acquired with personal funds.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 5,955,698 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2009, as reported in the Issuer’s Annual Report to Stockholders on Form N-CSR, filed with the Securities and Exchange Commission on March 4, 2010.

As of the close of business on April 2, 2010, WIHP, WITRP and WITRL beneficially owned 162,675, 162,644 and 103,700 Shares, respectively, constituting approximately 2.7%, 2.7% and 1.7%, respectively, of the Shares outstanding.

As the investment manager of WITRL and the general partner of each of WIHP and WITRP, WILLC may be deemed to beneficially own the 429,019 Shares owned in the aggregate by WIHP, WITRP and WITRL, constituting approximately 7.2% of the Shares outstanding, in addition to the 1,000 Shares it holds directly.

As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 430,019 Shares beneficially owned by WILLC, constituting approximately 7.2% of the Shares outstanding, in addition to the 500 Shares he holds directly.

As members of a group for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Western Entities may be deemed to beneficially own the 1,000 Shares owned by the other Reporting Persons.  The Western Entities disclaim beneficial ownership of such Shares.

As of the close of business on April 2, 2010, Mr. Daniels directly owned 1,000 Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, Mr. Daniels may be deemed to beneficially own the 430,519 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Daniels disclaims beneficial ownership of such Shares.

CUSIP NO. 23339T209

Mr. Dube does not own directly any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, Mr. Dube may be deemed to beneficially own the 431,519 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Dube disclaims beneficial ownership of such Shares.

Mr. Chelo does not own directly any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, Mr. Chelo may be deemed to beneficially own the 431,519 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Chelo disclaims beneficial ownership of such Shares.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D.  All of such transactions were effected in the open market.

CUSIP NO. 23339T209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2010	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

CUSIP NO. 23339T209

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Robert H. Daniels, Gregory R. Dube and Neil Chelo

CUSIP NO. 23339T209

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

2/26/2010	18,400	14.7750
3/1/2010	2,100	14.8225
3/2/2010	2,300	15.0185
3/2/2010	4,800	15.0729
3/3/2010	2,300	15.0685
3/5/2010	1,900	15.0825
3/8/2010	1,400	15.2085
3/9/2010	2,200	15.1648
3/11/2010	200	15.5025
3/12/2010	100	15.5325
3/12/2010	1,000	15.5085
3/15/2010	200	15.4285
3/15/2010	6,300	15.4033
3/16/2010	1,100	15.4525
3/18/2010	800	15.6025
3/26/2010	700	15.5585
3/26/2010	5,200	15.6725
3/29/2010	4,000	15.7571
3/30/2010	2,100	15.8085
3/30/2010	10,300	15.7880
3/31/2010	15,700	15.7971
4/1/2010	2,300	15.8985
4/1/2010	2,200	15.9034